

ANNUAL REPORT

September 30, 2005

# Mosaic

## Government Money Market

money market

MOSAIC FUNDS

www.mosaicfunds.com

# Contents

# Letter to Shareholders



Christopher Nisbet

The one-year period ended September 30, 2005 saw the seven-day yield of Government Money Market rise from 0.96% to 2.98%, as short-term rates moved upward from historic lows. Over the course of this period, the Federal Reserve Board followed three rate increases in the previous annual period with eight rate increases (.25% on each occasion). The federal funds rate moved from 1.75% at the beginning of this one-year period to 3.75% at the end of the period. Money market rates and the federal funds rate are closely linked, with Fed rate moves rapidly reflected in the yield of money market funds. In addition to these increases, the Federal Reserve has announced their intent to "normalize" rates over time, and members have expressed concerns over inflation, suggesting additional increases in the coming months.

## Economic Overview and Outlook

As we entered this annual period, in the fall of 2004, the economy was well past the recession of 2001 and 2002, and deep enough into recovery to produce doubts about its sustainability. This was reflected in stock market returns, which were robust in 2003 and solid in 2004. However, the expansion ran into headwinds in 2005, including the steady ramp-up in Fed rates, the Gulf hurricanes, and growing indications of inflation—most prominently displayed in soaring energy prices. Hurricanes Katrina and Rita will impact the U.S. economy for months to come, yet initial fears that record property damage and sharply higher energy costs would plunge the economy into recession seem misplaced. Federal and private agencies have stepped in with a broad array of fiscal aid that could add significantly to growth once rebuilding begins.

Even before Katrina and Rita, inflation was gradually creeping up due to cyclical demand factors. The hurricanes acted as a "supply shock" that could have broad inflationary consequences. Along with energy – concrete, lumber, copper, iron, and steel have also moved higher anticipating rebuilding demand. As a result, we expect inflation to continue moving higher, perhaps at an accelerated pace. The Fed, despite intense political pressure, appears content to continue raising interest rates. While the future path of the Fed Funds rate is less clear, we believe the Fed will follow a prudent course of continued monetary tightening pushing short-term rates higher, unless the economic fallout from Katrina proves surprisingly large.



Repurchase Agreement
1.2%

U.S. Government
Agency Obligations
98.8%

With money market rates having tripled over the past year, the stock market in a difficult period, and the bond market looking risky, the attraction of holding short-term government and government agency notes is quite clear, especially when you add geo-political uncertainties into the equation. We continue to manage Government Money Market to produce the best possible returns while maintaining the low risk that we believe is a primary attraction to our investors. Thank you for your continued confidence in the fund.

Sincerely,

Christopher W. Nisbet, CFA
Fixed Income Manager

# Report of Independent Registered Public Accounting Firm

TO THE BOARD OF FUNDEES AND SHAREHOLDERS OF
MOSAIC GOVERNMENT MONEY MARKET

We have audited the accompanying statements of assets and liabilities of the Mosaic Government Money Market (the "Fund") as of September 30, 2005 and the related statements of operations for the year then ended and the statements of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights for each of the three years in the period ended September 30, 2003, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 11, 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005 by correspondence with the Fund's custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of September 30, 2005, and the results of its operations for the year then ended and the changes in its net assets and financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 4, 2005

# Statement of Net Assets

| | PRINCIPAL AMOUNT | VALUE |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS:** 98.9% of net assets | | |
| Federal Farm Credit Bank, 3.7%, 12/21/05 | 1,250,000 | $1,239,555 |
| Federal Home Loan Bank, 3.62%, 10/3/05 | 1,000,000 | 999,799 |
| Federal Home Loan Bank, 3.46%, 10/5/05 | 1,500,000 | 1,499,422 |
| Federal Home Loan Bank, 3.42%, 10/11/05 | 1,286,000 | 1,284,773 |
| Federal Home Loan Bank, 3.63%, 10/21/05 | 750,000 | 748,487 |
| Federal Home Loan Bank, 3.49%,10/26/05 | 1,250,000 | 1,246,961 |
| Federal Home Loan Bank, 3.58%,11/9/05 | 1,500,000 | 1,494,167 |
| Federal Home Loan Bank, 3.58%, 11/14/05 | 700,000 | 696,933 |
| Federal Home Loan Bank, 3.6%,11/16/05 | 1,000,000 | 995,390 |
| Federal Home Loan Bank, 3.64%, 11/23/05 | 1,500,000 | 1,491,946 |
| Federal Home Loan Bank, 3.68%, 11/25/05 | 1,250,000 | 1,242,959 |
| Federal Home Loan Bank, 3.64%, 12/2/05 | 1,250,000 | 1,242,152 |
| Federal Home Loan Bank, 3.67%, 12/5/05 | 1,500,000 | 1,490,018 |
| Federal Home Loan Bank, 3.68%, 12/19/05 | 1,250,000 | 1,239,900 |
| Federal Home Loan Bank, 3.77%,12/23/05 | 1,000,000 | 991,288 |
| Federal Home Loan Bank, 3.6%, 2/2/06 | 1,000,000 | 987,585 |
| Freddie Mac, 3.18%, 10/4/05 | 1,500,000 | 1,499,600 |
| Freddie Mac, 3.46%, 10/18/05 | 1,250,000 | 1,247,950 |
| Freddie Mac, 3.44%, 11/1/05 | 1,000,000 | 997,026 |
| Freddie Mac, 3.49%, 11/2/05 | 1,000,000 | 996,887 |
| Freddie Mac, 3.29%, 11/8/05 | 1,500,000 | 1,494,747 |
| Freddie Mac, 3.53%, 11/10/05 | 1,750,000 | $1,743,076 |
| Freddie Mac, 3.63%, 11/22/05 | 1,500,000 | 1,492,119 |
| Freddie Mac, 3.63%, 11/29/05 | 1,400,000 | 1,391,664 |
| Freddie Mac, 3.61%, 12/6/05 | 1,750,000 | 1,738,403 |
| Freddie Mac, 3.52%, 12/12/05 | 1,500,000 | 1,489,398 |
| Freddie Mac, 3.8%, 12/28/05 | 1,000,000 | 990,697 |
| Fannie Mae, 3.39%, 10/5/05 | 1,850,000 | 1,849,300 |
| Fannie Mae, 3.42%, 10/12/05 | 1,250,000 | 1,248,689 |
| Fannie Mae, 3.5%, 10/19/05 | 1,250,000 | 1,247,806 |
| Fannie Mae, 3.6%, 11/4/05 | 1,100,000 | 1,096,249 |
| Fannie Mae, 3.79%, 12/14/05 | 2,000,000 | 1,984,418 |
| **TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS** (Cost $41,399,364) | | $41,399,364 |
| **REPURCHASE AGREEMENT:** 1.2% of net assets | | |
| With Morgan Stanley and Company issued 9/30/05 at 3.14%, due 10/03/05, collateralized by $521,763 in United States Treasury Notes due 8/15/26. Proceeds at maturity are $509,133 (Cost $509,000). | | 509,000 |
| **TOTAL INVESTMENTS** (Cost $41,908,364)+ | | $41,908,364 |
| **CASH AND RECEIVABLES LESS LIABILITIES:** (0.1)% of net assets | | (24,461) |
| **NET ASSETS:** 100% | | $41,883,903 |
| **CAPITAL SHARES OUTSTANDING** | | 41,883,987 |
| **NET ASSET VALUE PER SHARE** | | $1.00 |

+ Aggregate cost for federal income tax purposes as of September 30, 2005

The Notes to Financial Statements are an integral part of these statements.

# Statement of Operations

*For the year ended September 30, 2005*

| | |
|---|---|
| **INVESTMENT INCOME** (Note 1) | |
| Interest income | $1,030,079 |
| **EXPENSES** (Notes 3 and 4) | |
| Investment advisory fees | 189,818 |
| Other expenses: | |
| Service agreement fees | 132,819 |
| Independent trustee and auditor fees | 10,008 |
| Total other expenses | 142,827 |
| Expenses waived | (94,947) |
| Total expenses | 237,698 |
| **NET INVESTMENT INCOME** | $ 792,381 |
| **TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | $ 792,381 |

MOSAIC GOVERNMENT MONEY MARKET

# Statements of Changes in Net Assets

| | Year Ended September 30, 2005 | Year Ended September 30, 2004 |
|---|---|---|
| **INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | | |
| Net investment income | $ 792,381 | $ 195,570 |
| **DISTRIBUTION TO SHAREHOLDERS** | | |
| From net investment income | (792,381) | (195,570) |
| **CAPITAL SHARE TRANSACTIONS** (Note 6) | 4,196,979 | (1,544,200) |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | 4,196,979 | (1,544,200) |
| **NET ASSETS** | | |
| Beginning of period | $37,686,924 | $39,231,124 |
| End of period | $41,883,903 | $37,686,924 |

The Notes to Financial Statements are an integral part of these statements.

# Financial Highlights

*Selected data for a share outstanding for the periods indicated.*

| | Year Ended September 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income | 0.02 | 0.01 | 0.01 | 0.01 | 0.04 |
| Less distributions from net investment income | (0.02) | (0.01) | (0.01) | (0.01) | (0.04) |
| Net asset value, end of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return (%) | 2.08 | 0.52 | 0.59 | 1.02 | 4.30 |
| **Ratios and supplemental data** | | | | | |
| Net assets, end of period (thousands) | $41,884 | $37,687 | $39,231 | $38,311 | $42,413 |
| Ratio of expenses to average net assets before fee waiver (%) | 0.88 | 0.88 | 0.88 | 0.88 | 0.88 |
| Ratio of expenses to average net assets after fee waiver[1] (%) | 0.63 | 0.63 | 0.68 | -- | -- |
| Ratio of net investment income to average net assets before fee waiver (%) | 1.84 | 0.27 | 0.38 | 1.02 | 4.21 |
| Ratio of net investment income to average net assets after fee waiver[1] (%) | 2.09 | 0.52 | 0.58 | -- | -- |

[1]See Note 3 to the Financial Statements.

The Notes to Financial Statements are an integral part of these statements.

# Notes to Financial Statements

**1. Summary of Significant Accounting Policies.** Mosaic Government Money Market (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Fund invests solely in securities issued by the U.S. Government or any of its agencies or instrumentalities or in repurchase agreements backed by such securities. Because the Fund is 100% no-load, its shares are offered and redeemed at the net asset value per share.

*Securities Valuation:* The Fund uses the amortized cost method of valuation whereby portfolio securities are valued at acquisition cost as adjusted for amortization of premium or accretion of discount.

*Investment Transactions:* Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

*Investment Income:* Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

*Distribution of Income:* Net investment income, determined as gross investment income less total expenses, is declared as a dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Distributions paid during the years ended September 30, 2005 and 2004 were identical for book purposes and tax purposes.

*Income Tax:* No provision is made for Federal income taxes since it is the intention of the Fund to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

**2. Investment in Repurchase Agreements.** When the Fund purchases securities under agreements to resell, the securities are held in safekeeping by the Fund's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Fund's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations. The Fund has approximately a 2.7% interest in the consolidated repurchase agreement of $18,843,000 collateralized by $19,315,484 in United States Treasury Notes. Proceeds at maturity are $18,847,931.

**3. Investment Advisory Fee and Other Transactions with Affiliates.** The Investment Advisor to the Fund, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.5% per annum of the average net assets of the Fund. The fee is accrued daily and paid monthly. Since December 9, 2002, the Advisor has been irrevocably waiving 0.25% of this fee for the Fund. For the year ended September 30, 2005, the waived amount was $94,947. This waiver may end at any time.

The Advisor will reimburse the Fund for the amount of any expenses of the Fund (less certain expenses) that exceed 1.5% per annum of the average net assets of the Fund up to $40 million and 1% per annum of such amount in excess of $40 million. No amounts were reimbursed to the Fund by the Advisor for the year ended September 30, 2005.

**4. Other Expenses.** Under a separate Services Agreement, the Advisor will provide or arrange for the Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Fund's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost. For the year ended September 30, 2005, this services fee was 0.35%. The Fund paid $10,008 directly for Independent Service Provider fees for the period.

**5. Fund Expenses.**

*Example:* This Example is intended to help you understand your costs (in dollars) of investing in the Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 3 and 4 above for an explanation of the types of costs charged by the Fund.

This Example is based on an investment of $1,000 invested on April 1, 2005 and held for the six-months ended September 30, 2005.

*Actual Expenses*
The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

**Based on Actual Total Return[1]**

| | Actual Total Return[2] | Beginning Account Value | Ending Account Value | Annualized Expense Ratio[3] | Expenses Paid During the Period[3] |
|---|---|---|---|---|---|
| Government Money Market | 1.27% | $1,000.00 | $1,012.73 | 0.63% | $3.16 |

[1]For the six months ended September 30, 2005.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

## Notes to Financial Statements (concluded)

*Hypothetical Example*
*for Comparison Purposes*
The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

### Based on Hypothetical Total Return[1]

| | Hypothetical Annualized Total Return | Beginning Account Value | Ending Account Value | Annualized Expense Ratio[2] | Expenses Paid During the Period[2] |
|---|---|---|---|---|---|
| Government Money Market | 5.00% | $1,000.00 | $1,025.33 | 0.63% | $3.18 |

[1] For the six months ended September 30, 2005.
[2] Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

**6. Capital Share Transactions.** An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares (in dollars and shares) were as follows:

| | Year Ended September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Shares sold | $23,022,982 | $15,700,273 |
| Shares issued in reinvestment of dividends | 772,825 | 190,160 |
| Total shares issued | 23,795,807 | 15,890,433 |
| Shares redeemed | 19,598,828 | (17,434,633) |
| Net increase (decrease) | $4,196,979 | $(1,544,200) |

# Management Information

## Independent Trustees

| Name, Address and Age | Position(s) Held with Fund | Term of Office and Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Philip E. Blake 550 Science Drive Madison, WI 53711 Born 11/7/1944 | Trustee | Indefinite Term since May 2001 | Retired investor; formerly Vice President - Publishing, Lee Enterprises, Inc. | All 12 Mosaic Funds | Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Nerites Corp. |
| James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 5/20/1944 | Trustee | Indefinite Term since July 1996 | Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI. | All 12 Mosaic Funds | Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Park Bank, FSB |
| Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1/31/1938 | Trustee | Indefinite Term since July 1996 | Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide). | All 12 Mosaic Funds | Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Grand Mountain Bank, FSB |

## Interested Trustees*

| Name, Address and Age | Position(s) Held with Fund | Term of Office and Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 8/4/1942 | Trustee and Vice President | Indefinite Terms since July 1996 | Founder, President and Director of Madison Investment Advisors, Inc. | All 12 Mosaic Funds | Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Capitol Bank, FSB |
| Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 11/27/1960 | Trustee and President | Indefinite Terms President since July 1996, Trustee since May 2001 | Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC | President of all 12 Mosaic Funds, Trustee of all Mosaic Funds except Mosaic Equity Trust | None |

# Management Information (continued)

## Officers*

| Name, Address and Age | Position(s) Held with Fund | Term of Office and Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 9/14/1959 | Vice President | Indefinite Term since July 1996 | Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC | All 12 Mosaic Funds | None |
| Christopher Berberet 550 Science Drive Madison, WI 53711 Born 7/31/1959 | Vice President | Indefinite Term since July 1996 | Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC | All 12 Mosaic Funds | None |
| W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 5/13/1960 | Secretary, General Counsel and Chief Compliance Officer | Indefinite Terms since November 1992 | Principal of Mosaic Funds Distributor, LLC; General Counsel for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC | All 12 Mosaic Funds | None |
| Greg Hoppe 550 Science Drive Madison, WI 53711 Born 4/28/1969 | Chief Financial Officer | Indefinite Term since August 1999 | Vice President of Madison Mosaic, LLC. | All 12 Mosaic Funds | None |

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

**Forward–Looking Statement Disclosure.** One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

**Proxy Voting Information.** The Fund only invests in non-voting securities. Nevertheless, the Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolio. These policies are available to you upon request and free of charge by writing to Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. Beginning next year, the Fund's proxy voting policies may also be obtained by visiting the Securities and Exchange

Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

**N-Q Disclosure.** The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call Mosaic at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

**Statement Regarding Basis for Approval of Investment Advisory Contract.** At its regularly scheduled meeting on July 12, 2005, the Board of Trustees considered whether to renew the Fund's Investment Advisory Contract with the Advisor for another year at the same time it considered whether to renew the Advisor's Investment Advisory Contracts with the other members of the Mosaic Funds family. The Board considered a variety of matters in making its determination which are described below.

With regard to the *nature, extent and quality of the services to be provided by the Advisor*, the Board reviewed the biographies and tenure of the personnel involved in fund management, including the recent growth of both the fixed and equity portfolio management teams. They recognized the wide array of investment professionals employed by the firm, noting that during the last year, the fixed-income portfolio management staff had

added a senior investment officer to its team and the equity portfolio management staff had added two equity analysts to its team, thereby further increasing the depth of portfolio management services provided. Officers of the Advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the Advisor due to the Advisor's history of providing advisory services to each Mosaic Trust.

With regard to the *investment performance* of each fund and the investment advisor, the Board reviewed current performance information and recognized the information provided at previous Board meetings. They discussed the reasons for both outperformance and underperformance as compared to peer groups and applicable indices. Officers of the Advisor discussed the Advisor's methodology for arriving at the peer groups and indices used for such comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the *costs of the services to be provided and the profits to be realized by the Advisor and its affiliates* from the relationship with each fund, the Board reviewed the expense ratios for each Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category, total asset size and distribution method, e.g. whether the comparison included or did not include comparable no-load funds, as well as from data provided directly by funds that most resembled each Trust portfolio's asset size and investment objective for the last year. Officers of the Advisor discussed the objective manner by which Mosaic fees were compared to fees in the industry.

The Trustees recognized that each Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the Trusts (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Trusts in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board compared the Advisor's fee schedule for separately managed accounts with the fees paid by the Trusts. The Trustees recognized that the Advisor provides vastly more services to the Trusts than it does for separately managed accounts. The Board also reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements with the Trusts, such compensation generally does not cover all costs due to the relatively small size of the funds in the Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For this reason, the Trustees recognized that examination of the Trusts' total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who

served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Trusts alone. However, although Mosaic represents approximately $425 million out of the approximately $9 billion managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Trusts are profitable to the Advisor because such salaries and fixed costs are already paid from revenue generated by management of the remaining assets. The Trustees noted that total Madison managed assets, including subsidiaries, exceeded $11 billion at the time of the meeting. As a result, although the fees paid by the Trusts at their present size might not be sufficient to profitably support a stand alone mutual fund complex, they are reasonably profitable to the Advisor as part of its larger, diversified organization. The Trustees also recognized that Mosaic's reputation benefited the Advisor's reputation in attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Mosaic Funds are important to the Advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

The Trustees noted that the Advisor continues to waive fees and expenses applicable to the Fund.

With regard to *the extent to which economies of scale would be realized as a fund grows*, the Trustees recognized that Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. In light of their size, the Trustees noted that at current asset levels, it was premature to discuss economies of scale for the Fund.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Mosaic Funds because the individual Mosaic funds do not pay distribution fees. Such expenses include NASD regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

After further discussion and analysis, the Trustees determined to renew the each Mosaic fund's respective Advisory, Services and Distribution Agreements.



money market

## The Mosaic Family of Mutual Funds

### *Mosaic Equity Trust*
Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

### *Mosaic Income Trust*
Mosaic Government Fund
Mosaic Intermediate Income Fund
Mosaic Institutional Bond Fund

### *Mosaic Tax-Free Trust*
Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund

### *Mosaic Government Money Market*

For more complete information on any Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

**TRANSFER AGENT**

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

**TELEPHONE NUMBERS**

**Shareholder Service**
Toll-free nationwide: 888-670-3600

**Mosaic Tiles** (24 hour automated information)
Toll-free nationwide: 800-336-3063

MOSAIC® FUNDS
www.mosaicfunds.com

SEC File Number 811-2910